Mail Stop 4561

April 1, 2009

Peter Lamoureux
President
1100 North 4th Street, Suite 143
Fairfield, Iowa 52556

      Re: **The Everest Fund LP**
            Item 4.01, Form 8-K/A
            Filed March 20, 2009
            File No. 000-17555

Dear Mr. Lamoureux:

      We have completed our review of your Form 8-K and do not, at this time, have any further comments.

      You may contact me at (202) 551-3472 if you have any other questions.

                Sincerely,

                Yolanda Crittendon
                Staff Accountant